Exhibit 7.1

Tenaris – Total liabilities to Total assets ratio

Thousands of U.S. Dollars	31-Dec-07	31-Dec-06	31-Dec-05
Total liabilities	7,714,737	6,893,612	2,930,155
Total assets	15,244,587	12,595,242	6,706,028

Ratio	0.51	0.55	0.44

Tenaris – Current debt to Total debt ratio

Thousands of U.S. Dollars	31-Dec-07	31-Dec-06
Current debt	1,150,779	794,197
Total debt	4,020,245	3,651,243

Ratio	0.29	0.22